ROPES & GRAY LLP

1211 AVENUE OF THE AMERICAS     NEW YORK, NY 10036-8704     212-841-8885     F 646-728-1633

BOSTON     NEW YORK     PALO ALTO     SAN FRANCISCO     WASHINGTON, DC

May 25, 2007

Adam D. Rossetti

(212) 841-8885

(646) 728-1633 fax

Adam.rossetti@ropesgray.com

BY EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Stone Harbor Investment Funds Pre-Effective Amendment to Registration Statement on Form N-1A (File Nos. 333-141345 and 811-22037)

Ladies and Gentlemen:

On behalf of Stone Harbor Investment Funds (the “Fund”), a Massachusetts business trust, enclosed for filing under both the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940 (the “1940 Act”) and pursuant to Rule 472 under the Securities Act is Pre-Effective Amendment No. 1 to the Registration Statement filed March 16, 2007 on Form N-1A (the “Registration Statement”).

The Pre-Effective Amendment to the Registration Statement does not contain any financial statements for the Fund because the Fund has not received the initial capital necessary to enable it to commence operations. It is expected that the initial capital will be contributed shortly before the effective date of the Registration Statement. Shortly after such capital is contributed, an additional amendment will be filed containing the complete audited financial statements of the Fund. The additional amendment will also further supplement the Registration Statement with respect to such matters as the identity of the Fund’s full board of trustees, and such changes as may be appropriate in light of further comments, if any, made by the staff of the Commission. The remaining exhibits to the Registration Statement also will be filed with such amendment or with other amendments.

The Fund has responded to the staff’s comments of April 11, 2007 by a separate letter.

The plan of the Fund is that the Registration Statement will be effective on or about June 29, 2007. Your cooperation in meeting this schedule is respectfully requested.

Please direct questions or comments to the undersigned by telephone at (212) 841-8885 or to Michael G. Doherty at (212) 497-3612.

Very truly yours,

/s/ Adam D. Rossetti

Adam D. Rossetti

Enclosures

cc:	Adam J. Shapiro, Esq.

Michael G. Doherty, Esq.

John M. Loder, Esq.